UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Energy 11, L.P.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	46-3070515 (I.R.S. Employer Identification Number)

120 W 3rd Street Suite 220 Fort Worth, Texas 76102 (Address of Principal Executive Offices)	76102 (Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this Form relates (if applicable):

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be Registered	Name Each Exchange on Which Each Class is to be Registered

None

Securities to be registered pursuant to Section 12(g) of the Act: Common Units of Limited Partnership Interest.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The class of securities to be registered hereby are the common units representing limited partnership interests (the “common units”) of Energy 11, L.P., a Delaware limited partnership (the “Partnership”, “we” or “us”). The common units are being offered (the “public offering”) pursuant to the Partnership’s Registration Statement on Form S-1 (Commission File No. 333-197476) (the “Registration Statement”) which was initially declared effective on January 22, 2015.

Capital Contributions

For each of the first 5,263,158 common units we sell in the public offering, the net capital contribution of common unitholders will be the $19.00 purchase price of a common unit less the $0.95 commission and $0.19 marketing fee.  The net capital contributions of common unitholders for each of the remaining 95,000,000 common units we sell in the public offering will be the $20.00 purchase price of a common unit less the $1.00 commission and $0.20 marketing fee.

Distributions

Prior to “Payout,” which is defined below, all of the distributions we make, if any, will be paid to the holders of common units.

Payout occurs on the day when the aggregate amount distributed with respect to each of our common units equals $20.00 plus the Payout Accrual as of such date.  “Payout Accrual” is defined as 7% per annum simple interest accrued monthly until paid on the Net Investment Amount outstanding from time to time.  “Net Investment Amount” is defined as $20.00 per common unit, regardless of the amount paid for the common unit.  If at any time we distribute to holders of common units more than the Payout Accrual, the amount we distribute in excess of the Payout Accrual will reduce the Net Investment Amount.

All distributions made after Payout, will be made as follows:

•
First, 35% to the holders of the incentive distribution rights, 35% to the holders of the class B units and 30% to the dealer manager under the dealer manager agreement as its contingent, incentive fee until the dealer manager receives fees equal to 4% of the gross proceeds of the offering of common units (reduced by the amount of any account maintenance fees paid to the dealer manager); and

•	Thereafter, 35% to the holders of the incentive distribution rights, 35% to the holders of the class B units and 30% to the holders of common units.

Voting Rights

Any action that is required or permitted to be taken by the common unitholders may be taken either at a meeting of the common unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of common units necessary to authorize or take that action at a meeting. Meetings of the common unitholders may be called by our general partner or by common unitholders owning at least 20% of the outstanding common units.  Common unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding common units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the common unitholders requires approval by holders of a greater percentage of the common units, in which case the quorum will be the greater percentage.

Each record holder of a common unit has one vote.

The following is a summary of the voting rights of the holders of common units.  A common unit majority is a vote or consent by the holders of a majority of the common units then outstanding.

Issuance of additional common units
Any common units issued after the end of our initial public offering or if we were to propose to issue common units in excess of 100,263,158 common units would require an amendment to our Partnership Agreement, which must be approved by the general partner and the holders of a majority of the common units.

Amendment of the Partnership Agreement	Certain amendments may be made by the general partner without the approval of the common unitholders. Other amendments generally require the approval of a common unit majority.
Merger of our Partnership or the sale of all or substantially all of our assets	Common unit majority and the holder of a majority of the incentive distribution rights or class B units in certain circumstances.
Dissolution of our Partnership	Common unit majority.
Continuation of our business upon dissolution	Common unit majority.
Withdrawal of our general partner
Our general partner does not have the right to withdraw as our general partner without the consent of the holders of a majority of our common units other than common units owned by our general partner and its affiliates.

Removal of our general partner	Holders of our common units do not have the right to remove our general partner.
Transfer of the general partner interest
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our common unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Limited Liability Company Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to approve some amendments to the Partnership Agreement; or
•	to take other action under the Partnership Agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the Partnership Agreement.

Status as Limited Partner

By transfer of common units in accordance with our Partnership Agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “— Limited Liability” , the common units will be fully paid, and common unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the common units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in-kind upon our liquidation.

Lack of Liquidity in Investment in Common Units

The common units will not be listed for trading or quotation on any securities exchange or other market, and limited partners may have difficulty selling their common units.

Conditions to Becoming a Substitute Partner

An assignee of a common unit will not be entitled to any of the rights granted to a partner under the Partnership Agreement, other than the right to receive all or part of the share of the profits, losses, income, gain, credits and cash distributions or returns of capital to which his assignor would otherwise be entitled, unless the assignee becomes a substituted partner.  In general, an assignee of a common unit will become a substitute limited partner upon acquisition of a common unit.

A substitute partner is entitled to all of the rights of full ownership of the assigned common units, including the right to vote.

Item 2. Exhibits.

Exhibit No.	Description

3.1
Certificate of limited partnership of Energy 11, L.P. (incorporated by reference from Exhibit 3.1 to Amendment No. 4 to the Partnership’s Registration Statement on Form S-1 (Commission File No. 333-197476)).

3.2
First Amended and Restated Limited Partnership Agreement of Energy 11, L.P. dated as of August 19, 2015 (Exhibit A to the Prospectus included as part of the Partnership’s Registration Statement on Form S-1 (Commission File No. 333-197476)).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Energy 11, L.P. By: Energy 11 GP, LLC, its general partner
By:	/s/ David S. McKenney
David S. McKenney, Chief Financial Officer

Date: April 26, 2016

Exhibit Index

Exhibit No.	Description

3.1
Certificate of limited partnership of Energy 11, L.P. (incorporated by reference from Exhibit 3.1 to Amendment No. 4 to the Partnership’s Registration Statement on Form S-1 (Commission File No. 333-197476)).

3.2
First Amended and Restated Limited Partnership Agreement of Energy 11, L.P. dated as of August 19, 2015 (Exhibit A to the Prospectus included as part of the Partnership’s Registration Statement on Form S-1 (Commission File No. 333-197476)).